

April 11, 2019

Via E-Mail

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

>   **Re: Navient Corporation**
>   **PREC14A filed on April 5, 2019**
>   **File No. 1-36228**

Dear Mr. Grossman:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. We have the following comment. Defined terms used here have the same meaning as in your proxy statement.

After reviewing any response including any amendment to your filing, we may have additional comments. Please allow time for staff review of amendments and responses.

General

1. We note the following statement which appears on pages 14 and 28 of Navient's preliminary proxy statement: "As of the date of filing this preliminary proxy statement, the Board had not made the formal final decision on the slate of directors to be nominated by the Board for election at the Annual Meeting and the composition of such slate of directors is subject to change." Please be aware that if one or more of the Company's nominees change before you have filed a definitive proxy statement, you must file a revised preliminary proxy statement that includes the identities of any new nominee(s) and the information required by Schedule 14A. See Exchange Act Rule 14a-6. Please confirm your understanding.

We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions